Exhibit 99.1

Asia Pacific Wire & Cable Corporation Announces Full-Year 2009 Results	2010-05-17
TAIPEI, Taiwan, May 17 /PRNewswire-Asia-FirstCall/ — Asia Pacific Wire & Cable Corporation Limited (OTC Bulletin Board: AWRCF) (“APWCC” or the “Company”), announced today its results for the year ended December 31, 2009. The consolidated financial statements of the Company have been audited by Ernst & Young without qualified opinions.
Net sales were at $362.2 million, or down by 28% when compared with 2008 net sales of $500.8 million. The Company believes that the drop in net sales is attributable largely to the continuing impact in 2009 of the global recession that commenced in the second half of 2008. Notwithstanding the drop in sales, the Company is pleased to report net earnings per share of $0.73, compared with $(0.99) for 2008. The Company’s improved net result is attributable to a number of cost-containment measures implemented by management, including increasingly rigorous control over raw material inventory and over exposure to copper price volatility. Copper prices increased steadily during 2009, and the website of the London Metal Exchange (LME) reports that the copper price rose from slightly above $3,000 per metric ton to about $7,000 per metric ton over the course of 2009. Our net sales volume began decreasing in the second half of 2008 due to the worldwide economic downturn, thereby increasing our inventory levels at year end, and that downward sales trend continued into 2009. Nevertheless, as part of a general upturn in commodity pricing beginning in early 2009, copper prices on the LME bounced back to a high of $6,981 in 2009, resulting in higher revenue for the Company in the second half of the year.
On an individual product basis, sales of enameled wire amounted to $135.1 million, which constituted a 38.9% decrease from enameled wire sales in 2008. The export market shrank for our Shenzhen operations due to reduced demand from electrical appliance manufacturers, while our operation at Shanghai Yayang was stalled by a lack of operating funds. Although unused loan facilities and credit lines exist elsewhere in other operating units, they cannot be used to support Yayang, as bank covenant and foreign exchange restrictions in each country prohibit the transfer of funds to Yayang. Power cable experienced a material decrease in demand as well. The demand for our power cable products in Thailand decreased by $38.9 million due to a dearth of infrastructure projects, whereas operations in Australia encountered more intense price competition, which exerted pressure on our pricing of power cable in that market. Telecommunications cable, on the other hand, experienced good momentum, including our Shandong fiber-optics operation, which more than doubled its 2008 net sales to reach sales of $36 million in 2009. Overall, our 2009 sales of telecommunications cable amounted to $62 million, a 32.1% increase over that of 2008.
In the aggregate, 2009 net sales of manufactured products (power cable, enameled wire, and telecommunications cable) amounted to $300.1 million, which was a decrease of $147.7 million, or 33%, from a year ago. Sales of distributed products amounted to $28.1 million, which represented a decrease of $4.3 million, or 13.3%, when compared with 2008 results. In contrast, our SDI segment (Sales, Delivery and Installation) showed significant growth, with 2009 sales amounting to $34.0 million, which represented an increase of $13.5 million, or 65.6%, over 2008. This increase was due, in significant part, to a number of government-sponsored projects in Singapore. Our most significant SDI project in Singapore, involving SP Powerasset, a government agency, has a value of $25.1 million and involves supply and servicing of high-voltage power cable through 2011. A second major SDI contract in Singapore, involving both high-voltage power cable and building wiring, runs through May 2010.
The Company recorded a significant loss in 2008 when it wrote down its inventory value by $25.1 million as mandated by U.S. GAAP, which resulted in only $12.75 million in gross profit, or 2.5% of net sales. In 2009, owing to the rebound in copper pricing, the Company wrote back inventory valued at $23.9 million, producing a more robust gross profit of $46.4 million, or 12.8% of net sales. Furthermore, management focused on reducing accounts receivable and resolving doubtful accounts, tightening up inventory controls, and installing hedging mechanisms to mitigate volatility in copper prices. Other cost-containment measures included a reduction in employee headcount to better align staffing with the level of customer demand. The end result represented a significant turnaround in earnings, with EPS of $0.73 per share, compared with $(0.99) for 2008.
On October 22, 2009 the Board of Directors elected Andy C.C. Cheng, a Director of the Company, to the position of Chairman of the Board. Mr. Cheng was previously the Vice President of Procurement and subsequently Executive Vice President for the Investment Division of PEWC. Mr. Yuan Chun Tang remains the Chief Executive Officer and a director of the Company.

About Asia Pacific Wire & Cable
Asia Pacific Wire & Cable Corporation is a leading manufacturer and distributor of telecommunications (copper and fiber-optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Singapore, Thailand, Australia and China. For more information on the Company, visit http://www.apwcc.com . (Information on the Company’s Web site or any other Web site does not constitute a portion of this release.)
Safe Harbor Statement
This release contains certain “forward-looking statements” relating to the business of the Company and its subsidiary companies. These forward looking statements are often identified by the use of forward-looking terminology such as “believes, expects” or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected.
Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.
For more information, please contact:
Company Contact:
Asia Pacific Wire & Cable Corporation Limited
Mr. Frank Tseng, CFO
Phone: +886-2-2712-2558 x66
Email: frank.tseng@apwcc.com
Web: http://www.apwcc.com
Investor Relations Contact:
CCG Investor Relations
Mr. John Harmon, Senior Account Manager
Phone: +1-646-833-3424 (New York)
Email: john.harmon@ccgir.com
Web: http://www.ccgir.com